Exhibit 1

Media Relations Jorge Perez +52 (81) 8888-4334 jorgeluis.perez@cemex.com	Investor Relations Lucy Rodriguez +1 (212) 317-6007 ir@cemex.com

CEMEX TAKES THE LEAD IN “GREEN” FINANCING

AND SUCCESSFULLY EXTENDS FACILITIES AGREEMENT

•	Facilities Agreement becomes one of the largest sustainability-linked loans in the world, incorporating “green” metrics in about U.S.$3.2 billion of commitments.

•	Lenders representing approximately 93% of Facilities Agreement supported extension of about U.S.$2.1 billion.

MONTERREY, MEXICO. OCTOBER 13, 2020 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that it has successfully closed the amendment process under its facilities agreement, dated as of July 19, 2017, as amended and restated from time to time (the “Facilities Agreement”), entered into with several financial institutions.

As part of this amendment to the Facilities Agreement, CEMEX is extending approximately U.S.$1.1 billion of term loan maturities by 3 years, from 2022 to 2025, and approximately U.S.$1.1 billion of commitments under the revolving credit facility by 1 year from 2022 to 2023. In addition, CEMEX will prepay about U.S.$530 million corresponding to the July 2021 amortization under the Facilities Agreement to those institutions participating in the extension. This transaction improves CEMEX’s debt profile resulting in no relevant debt maturities through July 2023.

Under the amendment, CEMEX is also redenominating approximately U.S.$313 million of previous U.S. Dollar exposure under the term loans that are part of the Facilities Agreement to Mexican Pesos, as well as close to U.S.$82 million to Euros. Aside from the new Mexican Pesos tranche, which includes a lower interest rate margin grid, pricing for all other tranches is unchanged.

Aligned with CEMEX’s Climate Action strategy and the company’s ultimate vision of a carbon-neutral economy, tranches under the Facilities Agreement amounting to approximately US$3.2 billion will incorporate five sustainability-linked metrics, including reduction of net CO2 emissions per cementitious product and power consumption from green energy in cement, among other indicators. The annual performance in respect to these five metrics may result in a total adjustment of the interest rate margin under these tranches of up to plus or minus 5 basis points.

“We are pleased with this transaction, which allows us to improve our debt maturity profile and underscores CEMEX’s commitment to sustainability as one of our key strategic pillars,” said Maher Al-Haffar, CEMEX’s Chief Financial Officer. “We are especially proud that this transaction represents one of the largest sustainability-linked loans in the world, and we would like to take this opportunity to thank our bank syndicate for their continued support.”

Along with other technical amendments, CEMEX tightened its consolidated leverage ratio covenant under the Facilities Agreement from 7.00x to a limit of 6.25x for the periods ending on September 30, 2020, December 31, 2020 and March 31, 2021.

CEMEX is a global building materials company that provides high-quality products and reliable services. CEMEX has a rich history of improving the well-being of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future. For more information, please visit: www.cemex.com

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. These forward-looking statements reflect the CEMEX, S.A.B. de C.V.’s and its direct and indirect subsidiaries (the “Company”) current expectations and projections about future events based on the Company’s knowledge of present facts and circumstances and assumptions about future events, as well as the Company’s current plans based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from the Company’s expectations. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. Many risks, uncertainties and other important factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on the Company, include, but are not limited to: the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to COVID-19, which have affected and may continue to adversely affect, among other matters, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as availability of, and demand for, the Company’s products and services; the cyclical activity of the construction sector; the Company’s exposure to other sectors that impact its and its clients’ businesses, such as, but not limited to, the energy sector; availability of raw materials and related fluctuating prices; competition in the markets in which we offer our products and services; general political, social, health, economic and business conditions in the markets in which the Company operates or that affect its operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks to international operations; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; the Company’s ability to satisfy its obligations under the Company’s material debt agreements, the indentures that govern the Company’s outstanding senior secured notes and the Company’s other debt instruments and financial obligations; the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles; the impact of the Company’s below investment grade debt rating on its cost of capital; loss of reputation of our brands; the Company’s ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from its cost-reduction initiatives, implement its global pricing initiatives for the Company’s products and generally meet the Company’s “A Stronger CEMEX” plan’s initiatives and “Operation Resilience” strategy; the increasing reliance on information technology infrastructure for the Company’s sales, invoicing, procurement, financial statements and other processes that can adversely affect the Company’s sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States – Mexico – Canada Agreement; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; natural disasters and other unforeseen events (including global health hazards such as COVID-19); and the other risks and uncertainties described in the Company’s public filings. You are urged to carefully consider the risks, uncertainties and other factors that affect the Company’s business and should review future reports filed by the Company with the U.S. Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

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